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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
J. Kevin Ciavarra, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	247126105	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,984,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,272,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,984,132

WITH	10	SHARED DISPOSITIVE POWER:

		5,272,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,256,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,984,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,272,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,984,132

WITH	10	SHARED DISPOSITIVE POWER:

		5,272,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,256,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	247126105	Page	4	of	17

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		44,078,632

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,472,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,078,632

WITH	10	SHARED DISPOSITIVE POWER:

		5,472,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	49,551,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	247126105	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,653,116

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,653,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,653,116

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, Highland Credit Strategies Fund will not provide any financing or participate in the Proposal described in Item 4 hereto, so Highland Credit Strategies Fund expressly disclaims membership in a group with the other Reporting Persons with respect to the Proposal and other related matters described herein.

CUSIP No.	247126105	Page	6	of	17

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,619,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,619,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,619,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,619,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,619,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,619,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Delphi Corporation, a Delaware corporation (“Delphi” or the “Issuer”). The securities reported herein were previously reported on a Schedule 13G filed by the Reporting Persons (defined below) on December 4, 2006, as amended by Amendment Number 1 to such Schedule 13G filed on December 12, 2006 (collectively, the “Schedule 13G”). The principal executive offices of Delphi are located at 5725 Delphi Drive, Troy, Michigan 48098.
     The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13G, and unless otherwise amended hereby, all information previously filed remains in effect.
Item 2. Identity and Background.
     (a) This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Master Fund”). Information is also given with respect to Highland Multi-Strategy Fund GP, L.P., a Delaware limited partnership (“Multi-Strategy GP”), and Highland Multi-Strategy Fund GP, L.L.C., a Delaware limited liability company (“Multi-Strategy GP LLC”). The directors and executive officers of Strand and SubFund are named on Appendix 1 hereto.
     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     The proposal referenced in Item 4 to this Schedule 13D was made by Highland Capital and certain of its affiliates or other related entities as may be designated. Highland Capital has not determined if any of the Reporting Persons will provide the financing to support the Proposal, but it has been determined that HCF will not provide any of the financing. Therefore, the Reporting Persons expressly disclaim membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
     (b) The address of the principal business office of each of the Reporting Persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons, including HCF and Master Fund. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of other persons, including HCF, Master Fund and SubFund. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Mr. Dondero is serving as the President of

HCF and the President and a director of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Strand. The principal business of HCF is to act as a registered investment company. The principal business of SubFund is purchasing, holding and selling securities for investment purposes. The principal business of Master Fund is serving as the managing member of SubFund. Master Fund may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of SubFund.
     (d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Multi-Strategy GP, Multi-Strategy GP LLC, the persons controlling the Reporting Persons, or the directors or executive officers of Strand and SubFund, has been convicted in a criminal proceeding or was a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)	Highland Capital Management, L.P. – Delaware
Strand Advisors, Inc. – Delaware
James Dondero – United States of America
Highland Credit Strategies Fund – Delaware
Highland Multi-Strategy Onshore Master SubFund, L.L.C. – Delaware
Highland Multi-Strategy Master Fund, L.P. – Bermuda
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 49,551,415 shares of Common Stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $108,876,176.61 using a combination of funds from accounts managed by Highland Capital and Mr. Dondero’s personal funds to purchase the shares owned in his individual capacity.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes. However, on December 18, 2006, the Reporting Persons learned that Appaloosa Management L.P., Cerberus Capital Management, L.P., and Harbinger Capital Partners Master Fund I, Ltd., as well as Merrill Lynch & Co. and UBS Securities LLC made a proposal for an equity purchase and commitment agreement to invest up to $3.4 billion in preferred and common equity in the reorganized Delphi to support Delphi’s transformation plan announced on March 31, 2006 and its plan of reorganization framework agreement filed on December 18, 2006 (the “Appaloosa/Cerberus Proposal”). As a result, Highland Capital has re-evaluated its investment intent with respect to the securities reported herein and no longer holds the Common Stock for investment purposes only. Highland Capital will file its opposition to the Appaloosa/Cerberus Proposal with the United States Bankruptcy Court for the Southern District of New York on or before January 2, 2007. In addition, on behalf of itself, certain of its affiliates and related entities, Highland Capital made a proposal to the Board of Directors of Delphi on December 21, 2006. Such proposal is attached hereto as Exhibit 1 (the “Proposal”).
Equity Purchase and Rights Offering
     The Proposal provides that Highland Capital will purchase up to $4.7 billion of new common stock, par value $0.01 per share (the “Common Stock”), of the reorganized Delphi to support the transformation plan Delphi announced on March 31, 2006 and a plan of reorganization supported by Highland Capital to be filed by the Company and confirmed in Delphi’s Chapter 11 Case No. 05-44481 (the “Plan”).
     The Proposal also provides that Delphi must agree to conduct a Rights Offering (the “Rights Offering”) by offering and selling shares of its Common Stock to its existing stockholders on the terms and subject to the conditions set forth in an Equity Purchase and Commitment Agreement (the “New Equity Agreement”) to be entered into by Delphi and Highland Capital. Highland Capital also agreed to purchase any shares of Common

Stock that are unsubscribed in the Rights Offering up to $4.7 billion (the “Backstop”) and receive a fee in the amount of 2.5% of the Rights Offering (the “Backstop Fee”). Pursuant to the Proposal and subject to existing laws, all existing holders of at least 0.5% of the currently issued and outstanding shares of Common Stock of Delphi will be given the option to participate in the Backstop and earn their pro-rata share of the Backstop Fee. The Rights Offering will provide (i) that the existing stockholders will receive the right to acquire new common stock of the Company (the “Rights”) either as part of confirmation of a Plan or subject to the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, (ii) that the Rights Offering be subject to prior approval of the Bankruptcy Court and satisfaction of certain other terms and conditions similar in scope to those set forth in the New Equity Agreement and (iii) that the Rights will entitle the eligible stockholders to purchase their pro rata share of the Common Stock at a discount to the anticipated business enterprise value of the reorganized Company and would be transferable by the original eligible Stockholders.
     No preferred stock in the reorganized Delphi will be offered or purchased pursuant to the Proposal by Highland.
Plan of Reorganization Framework
     The Proposal also provides that Highland Capital will enter into a Plan Framework Support Agreement (the “New Plan Agreement”), which will provide that (i) all senior secured debt will be refinanced and paid in full and all allowed administrative and priority claims will be paid in full; (ii) trade and other unsecured claims and unsecured funded debt claims will be reinstated pursuant to terms satisfactory to Highland Capital or be satisfied in full with cash; (iii) in exchange for GM’s financial contribution to Delphi’s transformation plan, and in satisfaction of GM’s claims against Delphi, GM will receive 7.0 million shares of Common Stock in the reorganized Delphi, $2.63 billion in cash, and an unconditional release of any alleged estate claims against GM; and (iv) all subordinated debt claims (“Preferred Holders”) will be satisfied in full with cash.
     As a result of the Plan and the Rights Offering, holders of existing equity securities in Delphi will effectively receive 3.0 million out of a total of 135.3 million shares of Common Stock in the reorganized Delphi, at a deemed value of $45 per share, and rights to purchase approximately 125.3 million shares of Common Stock in the reorganized Delphi for $4.7 billion at a deemed exercise price of $37.23 per share (subject to the Rights Offering becoming effective and certain other conditions). In the event Highland Capital determines to reduce the Rights Offering to $4.2 billion, existing equity holders will receive rights to purchase approximately 115.3 million shares of common stock in the reorganized Delphi for $4.2 billion at a deemed exercise price of $36.56 per share.
Refinance of DIP Facility
     Pursuant to the New Plan Agreement, Highland Capital will also support Delphi with its announced efforts to refinance successfully in full its existing $2.0 billion DIP facility and $2.5 billion prepetition revolver and term loan facilities with JPMorgan Chase Bank, N.A. and other lenders as announced by the Company on December 18, 2006.
Improved Corporate Governance Structure
     Because there will be no preferred stock possessing veto rights in the reorganized Delphi and there will be no sale of control pursuant to the Proposal, the common equity holders will have corporate governance protection following the confirmation of the Plan. The executive management team as announced on December 18, 2006 will be left in place post-confirmation. Highland Capital will also accept the proposal that Delphi will be governed by a twelve (12) member Board of Directors, ten (10) of whom would be independent directors and two (2) of whom would be the new Executive Chairman and a new Chief Executive Officer and President.

     However, with respect to the appointment of post-confirmation directors, a board selection panel of six members will be created to choose the members of the reorganized Delphi board (the “Panel”). The Panel will consist of Highland Capital and a maximum of two other significant stockholders of the reorganized Delphi, one representative from GM, one management representative, and one representative from the equity committee.
Pension Funding
     Highland Capital will also support Delphi’s earlier commitment to preserve its salaried and hourly defined benefit U.S. pension plans and will include an arrangement to fund approximately $3.5 billion of its pension obligations.
     This Schedule 13D is not a solicitation for or against votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer’s plan of reorganization.
     In addition to the Proposal discussed herein, the Reporting Persons may engage in communications with one or more stockholders, one or more statutory committees of the Issuer and any members thereof, and officers or directors of the Issuer, including discussions regarding the Proposal, the Plan, and the pending Appaloosa/Cerberus Proposal , along with the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5. Interest in Securities of the Issuer.
     (a) As of December 21, 2006, (i) Highland Capital may be deemed to beneficially own 44,256,915 shares of Common Stock, which represents approximately 7.9%1,2 of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 44,256,915 shares of Common Stock, which represents approximately 7.9%1,2 of the outstanding Common Stock; (iii) James D. Dondero may be deemed to beneficially own 49,551,4151 shares of Common Stock, which represents approximately 8.8%1 of the outstanding Common Stock; (iv) HCF may be

[1]	This calculation is based on 561,781,590 shares of the Issuer’s Common Stock outstanding as of July 31, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.

[2]	Highland Capital and certain of its affiliates and related entities collectively hold approximately 8.8% of Issuer’s Common Stock.

deemed to beneficially own 3,653,116 shares of Common Stock, which represents approximately 0.7%1 of the outstanding Common Stock; (v) SubFund may be deemed to beneficially own 1,619,667 shares of Common Stock, which represents approximately 0.3%1 of the outstanding Common Stock; and (vi) Master Fund may be deemed to beneficially own 1,619,667 shares of Common Stock, which represents approximately 0.3%1 of the outstanding Common Stock.
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Capital Management, L.P.	38,984,132	5,272,783	38,984,132	5,272,783
Strand Advisors, Inc.	38,984,132	5,272,783	38,984,132	5,272,783
James D. Dondero	5,094,500	44,456,915	5,094,500	44,456,915
Highland Credit Strategies Fund	0	3,653,116	0	3,653,116
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	1,619,667	0	1,619,667
Highland Multi-Strategy Master Fund, L.P.	0	1,619,667	0	1,619,667
     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
          During the past sixty days, the Reporting Persons affected the following purchases of shares of Common Stock in open market transactions:

			Number of
Reporting Person	Date	Price	Shares
Highland Capital	10/19/2006	2.08	200,000
Highland Capital	10/19/2006	2.07	200,000
Highland Capital	10/19/2006	2.06	700,000
Highland Capital	10/20/2006	2.402	200,000
Highland Capital	10/20/2006	2.374	200,000
Highland Capital	10/20/2006	2.384	200,000
Highland Capital	10/23/2006	2.595	100,000
Highland Capital	10/23/2006	2.565	22,500
SubFund	10/25/2006	2.775	500,000
SubFund	10/25/2006	2.779	100,000
SubFund	10/26/2006	2.902	215,000
SubFund	10/26/2006	2.9	188,000
Highland Capital	10/26/2006	2.902	815,000
Highland Capital	10/26/2006	2.9	692,000
HCF	10/26/2006	2.902	270,000
HCF	10/26/2006	2.9	220,000
Highland Capital	10/27/2006	2.76	150,000
Highland Capital	10/27/2006	2.829	254,000
HCF	10/27/2006	2.76	50,000
HCF	10/27/2006	2.829	83,000

			Number of
Reporting Person	Date	Price	Shares
Highland Capital	10/30/2006	2.816	750,000
Highland Capital	10/30/2006	2.844	300,000
HCF	10/30/2006	2.816	250,000
HCF	10/30/2006	2.844	100,000
Highland Capital	11/2/2006	2.65	300,000
Highland Capital	11/2/2006	2.647	200,000
Highland Capital	11/8/2006	2.202	725,000
Highland Capital	11/8/2006	2.214	250,000
Highland Capital	11/8/2006	2.208	300,000
Highland Capital	11/8/2006	2.2	50,000
Highland Capital	11/9/2006	2.36	100,000
Highland Capital	11/9/2006	2.346	125,000
Highland Capital	11/13/2006	2.369	2,300,000
Highland Capital	11/13/2006	2.358	250,000
Highland Capital	11/13/2006	2.36	150,000
Highland Capital	11/14/2006	2.301	85,000
Highland Capital	11/14/2006	2.29	50,000
Highland Capital	11/14/2006	2.278	125,000
Highland Capital	11/14/2006	2.314	180,000
Highland Capital	11/14/2006	2.31	50,000
Highland Capital	11/14/2006	2.3	25,000
Highland Capital	11/15/2006	2.283	700,000
Highland Capital	11/15/2006	2.273	430,000
Highland Capital	11/16/2006	2.46	238,065
Highland Capital	11/16/2006	2.459	544,000
Highland Capital	11/16/2006	2.29	250,000
Highland Capital	11/17/2006	2.39	400,000
Highland Capital	11/17/2006	2.422	1,000,000
Highland Capital	11/17/2006	2.4	152,500
Highland Capital	11/20/2006	2.257	600,000
Highland Capital	11/20/2006	2.271	700,000
Highland Capital	11/21/2006	2.179	500,000
Highland Capital	11/21/2006	2.189	481,750
Highland Capital	11/22/2006	2.204	600,000
Highland Capital	11/22/2006	2.215	70,000
Highland Capital	11/27/2006	2.102	1,200,000
Highland Capital	11/27/2006	2.08	100,000
Highland Capital	11/28/2006	2.215	850,000
Highland Capital	11/29/2006	2.25	1,821,500
Highland Capital	11/29/2006	2.278	80,300
Highland Capital	12/4/2006	2.624	975,000
Highland Capital	12/4/2006	2.64	750,000
HCF	12/4/2006	2.624	325,000
HCF	12/4/2006	2.64	250,000
Highland Capital	12/5/2006	2.805	1,200,000
Highland Capital	12/5/2006	2.82	187,500
Highland Capital	12/5/2006	2.855	150,000

			Number of
Reporting Person	Date	Price	Shares
Highland Capital	12/5/2006	2.772	37,125
HCF	12/5/2006	2.805	400,000
HCF	12/5/2006	2.82	62,500
HCF	12/5/2006	2.855	50,000
HCF	12/5/2006	2.772	12,375
Highland Capital	12/6/2006	2.986	393,750
Highland Capital	12/6/2006	2.995	225,000
Highland Capital	12/6/2006	3	150,600
HCF	12/6/2006	2.986	131,250
HCF	12/6/2006	2.995	75,000
HCF	12/6/2006	3	50,200
Highland Capital	12/7/2006	2.999	157,500
Highland Capital	12/7/2006	3	693,750
Highland Capital	12/7/2006	2.995	187,500
HCF	12/7/2006	2.999	52,500
HCF	12/7/2006	3	231,250
HCF	12/7/2006	2.995	62,500
Highland Capital	12/8/2006	3.266	452,625
Highland Capital	12/8/2006	3.185	180,000
HCF	12/8/2006	3.266	150,875
HCF	12/8/2006	3.185	60,000
SubFund	12/12/2006	3.09	16,667
Highland Capital	12/12/2006	3.09	16,667
HCF	12/12/2006	3.09	16,666
Highland Capital	12/13/2006	3.252	4,000,000
SubFund	12/13/2006	3.252	600,000
Highland Capital	12/14/2006	3.255	125,000
Highland Capital	12/18/2006	2.713	1,000,000
Highland Capital	12/18/2006	2.739	833,333
Highland Capital	12/18/2006	2.593	1,000,000
Highland Capital	12/18/2006	2.621	916,667
HCF	12/18/2006	2.713	200,000
HCF	12/18/2006	2.739	166,667
HCF	12/18/2006	2.593	200,000
HCF	12/18/2006	2.621	183,333

     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On December 21, 2006, Highland Capital delivered the Proposal to the Issuer, a copy of which is attached hereto as Exhibit 2.
     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation.

Exhibit 2	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 21, 2006.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: December 22, 2006

Highland Credit Strategies Fund

By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

James Dondero

/s/ James Dondero

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:		Highland Multi-Strategy Master Fund, L.P., its
managing member

By:		Highland Multi-Strategy Fund GP, L.P., its general
partner

By:		Highland Multi-Strategy Fund GP, L.L.C., its general
partner

By:		Highland Capital Management, L.P., its sole member

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:		Highland Multi-Strategy Fund GP, L.P., its general
partner

By:		Highland Multi-Strategy Fund GP, L.L.C., its general
partner

By:		Highland Capital Management, L.P., its sole member

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation.

Exhibit 2	Joint Filing Agreement, by and among the Reporting Persons, dated December 21, 2006.

APPENDIX 1
     The name of each director and executive officer of Strand and SubFund is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

James Dondero, Director	President
Mark Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer